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COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
APR 1 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

(A)

SEC FILE NUMBER
8- 45223

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fund Services Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 S. Figueroa Street, 8th Floor
(No. and Street)

Los Angeles	California	90017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Creger (213) 612-2200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lederman, Zeidler, Gray & Co., LLO
(Name – *if individual, state last, first, middle name*)

9107 Wilshire Blvd., Suite 260	Beverly Hills	California	90210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cm

OATH OR AFFIRMATION

I, Mark Creger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fund Services Advisors, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Designated Principal

Title

SEE ATTACHED NOTARIZATION

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ~~..........~~
2 ~~..........~~
3 ~~..........~~
4 ~~..........~~
5 ~~..........~~
6 ~~..........~~

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 20 (Date) day of March (Month), 20 13 (Year), by

(1) Mark Creger (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(,)~~

(and

(2) n/a (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)



MARIA C. MARTINEZ
Commission # 1873467
Notary Public - California
Los Angeles County
My Comm. Expires Dec 17, 2013

Signature Maria C. Martinez (Signature of Notary Public)

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5 Part III

Document Date: December 31, 2012 Number of Pages: 2

Signer(s) Other Than Named Above: n/a

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here



RIGHT THUMBPRINT OF SIGNER #2
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n/a

©2007 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402 • www.NationalNotary.org Item #5910 Reorder: Call Toll-Free 1-800-876-6827

FUND SERVICES ADVISORS, INC.

Financial Statements
with
Independent Auditors' Report
December 31, 2012

CONTENTS

LEDERMAN, ZEIDLER, GRAY & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
9107 WILSHIRE BOULEVARD, SUITE 260
BEVERLY HILLS, CALIFORNIA 90210

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE
(310) 273-2924
FAX
(310) 276-0225

INDEPENDENT AUDITORS' REPORT

Board of Directors
FUND SERVICES ADVISORS, INC.
Los Angeles, California

We have audited the accompanying financial statements of Fund Services Advisors, Inc., which comprise the balance sheet as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

INDEPENDENT AUDITORS' REPORT **(Continued)**

Board of Directors
FUND SERVICES ADVISORS, INC.
Los Angeles, California

Emphasis of Matter

As discussed in note 5 to the financial statements, the Company was not in compliance with the minimum net capital requirement as of December 31, 2012. The Company was back in compliance with the net capital requirement as of January 24, 2013 as discussed in note 7 to the financial statements. Our opinion on the financial statements is not modified as a result of this matter.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fund Services Advisors, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the statement of operating expenses and in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Lederman, Zeidler, Gray & Co., CPAs, LLP

Beverly Hills, California
February 12, 2013

FUND SERVICES ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$	54,596
Advisory fees receivable		9,120
	$	63,716

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Commissions payable		2,274
Due to affiliate		21,872
Income taxes payable		800
Total current liabilities		24,946
Stockholder's equity		
Common stock, no par value		
Authorized - 2,000,000 shares		
Issued and outstanding - 10,000 shares		10,000
Paid-in capital		178,530
Deficit		(149,760)
		38,770
	$	63,716

The accompanying notes are an integral part of these financial statements

FUND SERVICES ADVISORS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenue	
Investment advisory fees	$ 59,914
Interest income	32
	59,946
Operating expenses:	
Commissions expense	14,280
Regulatory expense	6,941
Insurance	842
Management fees	46,080
Travel	405
Professional fees	43,083
	111,631
Loss before provision for income taxes	(51,685)
Provision for income taxes	800
Net loss	$(52,485)

The accompanying notes are an integral part of these financial statements

FUNDS SERVICES ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock	Paid-in Capital	Deficit	Total
Balance, December 31, 2011	$ 10,000	$ 148,548	$(97,275)	$ 61,273
Contribution to Capital		29,982		29,982
Net loss	-	-	(52,485)	(52,485)
Balance, December 31, 2012	$ 10,000	$ 178,530	$(149,760)	$ 38,770

The accompanying notes are an integral part of these financial statements

FUND SERVICES ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Operating activities:	
Net loss	$(52,485)
(Increase) decrease in assets:	
Advisory fees receivable	$(3,165)
Increase (decrease) in liabilities:	
Commissions payable	(7,396)
Due to affiliate	(96,031)
Income taxes payable	-
Net cash used by operating activities	(159,077)
Financing activities:	
Contributions to capital	$ 29,984
Decrease in cash	(129,093)
Cash, beginning of year	183,689
Cash, end of year	$ 54,596
Cash paid during the year:	
Interest paid	$ -
Income taxes paid	$ -

The accompanying notes are an integral part of these financial statements

FUND SERVICES ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

1. Summary of significant accounting policies

Nature of business - The Company is a non-clearing fully disclosed broker dealer engaged in providing investment agreements, mutual funds and other investment services, for municipal bond issuers and cash managers. The majority of customers are municipalities located in California. Currently, the Company's single source of revenue is the collection of 12(b)(1) fees. The Company is a 100%-owned subsidiary of BLX Acquisition Corporation.

Cash - For purposes of reporting cash flows, cash and cash equivalents include cash held at the Company's bank. The Company has deposits with a financial institution which periodically exceed the federally insured limits.

Revenue - The Company receives advisory fee income based either on a stated fee or based on a percentage of bond funds invested pursuant to an investment agreement. Also, the Company is paid a monthly servicing fee on average client balances held in money market mutual funds.

Estimates - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates include the fair value of financial instruments.

Fair value of financial instruments - The carrying value of financial instruments on the balance sheet is a reasonable estimation of the fair value for the following instruments: cash, advisory fees receivable and current liabilities.

2. Related party transactions

The Company incurred management fees in the amounts of $46,080 during the current year that were payable to an affiliate of the Company's 100% shareholder. In addition, an affiliate of the Company's 100% shareholder advanced funds to pay the Company's operating expenses during the year.

The Company owed $21,872 to an affiliate of the Company's 100% shareholder as of December 31, 2012.

FUND SERVICES ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

3. Income taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". The income tax provision for the year does not differ from the income tax provision that would result from applying statutory tax rates to pre-tax income because there are no material timing or permanent differences for expenses deductible for book purposes as compared to tax purposes. The tax provision of $800 is the California minimum tax for corporations. The Company has not booked a tax benefit from the operating loss incurred in the current year. The Company files a consolidated income tax return with its parent company.

The Company has reviewed the technical merits of its tax positions and determined that there are no uncertain tax positions that would have a material impact on the statement of financial condition of the Company.

The Company is subject to examination by U.S. federal tax authorities for tax returns filed for the prior three years and by state tax authorities for the prior four years.

4. Contributions to capital

The parent company of the 100% shareholder contributed $29,982 to the capital of the Company as of December 31, 2012 through the cancellation of invoices for operating expenses it paid on behalf of the Company.

5. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had a net capital of $1,377, which was $3,623 less than its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was approximately 18.1 to 1.

6. Concentrations of credit risk

The Company is engaged in providing investment agreements and it is engaged in general business activities in which counterparties primarily include banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. Subsequent events

The Company has evaluated subsequent events for adjustments to or disclosures in its statement of financial condition. The Company was back in compliance with the minimum net capital requirement as of January 24, 2013. No other recordable or disclosable events occurred.

FUND SERVICES ADVISORS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

Net capital		
Total stockholder's equity	$	38,770
Deductions and/or charges		
Non-allowable assets		7,411
Contribution to paid-in capital not includible in net capital as of December 31, 2012		29,982
Net capital	$	1,377
Aggregate indebtedness		
Total aggregate indebtedness	$	24,946
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Net capital deficiency	$	(3,623)
Ratio: Aggregate indebtedness to net capital		18.1 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2012)		
Net capital, as reported in Company's Part II (unaudited)		
Focus report	$	1,375
Rounding		2
Net capital per above	$	1,377

FUND SERVICES ADVISORS, INC.
SCHEDULE II
RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

The Company is in compliance with the conditions of exemption from the reserve and possession or control requirements under the provisions of Rule 15c3-3 (k)(2)(i) of the Securities Exchange Act of 1934.

LEDERMAN, ZEIDLER, GRAY & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
9107 WILSHIRE BOULEVARD, SUITE 260
BEVERLY HILLS, CALIFORNIA 90210

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE
(310) 273-2924
FAX
(310) 276-0225

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
FUND SERVICES ADVISORS, INC.
Los Angeles, California

In planning and performing our audit of the financial statements of Fund Services Advisors, Inc., as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements

in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2012, to meet SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Lederman, Zeidler, Gray & Co., LLP

Beverly Hills, California
February 12, 2013

LEDERMAN, ZEIDLER, GRAY & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
9107 WILSHIRE BOULEVARD, SUITE 260
BEVERLY HILLS, CALIFORNIA 90210

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE
(310) 273-2924
FAX
(310) 276-0225

To the Board of Directors
Fund Services Advisors, Inc.
Los Angeles, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Fund Services Advisors, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Fund Services Advisors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Fund Services Advisors, Inc.'s management is responsible for Fund Services Advisors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments (if any) in Form SIPC-7 with respective cash disbursement records entries (check register and bank statement), noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (company generated reports and general ledger entries), noting no differences;

4. Proved the arithmetical accuracy of the calculation reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments (company generated reports and general ledger entries), noting no differences; and

To the Board of Directors
Fund Services Advisors, Inc.
Los Angeles, California

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lederman, Zeidler, Gray & Co., CPAs, LLP
February 12, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046223 FINRA DEC
FUND SERVICES ADVISORS INC (FSA) 19*19
777 S FIGUEROA ST STE 3200
LOS ANGELES CA 90017-5830

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MARK CREGER
(213) 612-2198

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) $0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FUND SERVICES ADVISORS, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

DESIGNATED PRINCIPAL
(Title)

Dated the 4 day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 59,946
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	59,914
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	59,914
2d. SIPC Net Operating Revenues	$ 32
2e. General Assessment @ .0025	$ 0 (to page 1, line 2.A.)

LEDERMAN, ZEIDLER, GRAY & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
9107 WILSHIRE BOULEVARD, SUITE 260
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MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE
(310) 273-2924
FAX
(310) 276-0225

March 29, 2013

SEC
Mail Processing
Section
APR 1 - 2013
Washington DC
400

S.E.C. Headquarters
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: Fund Services Advisors, Inc.

Dear Sir or Madam:

Enclosed are resubmitted audited financial statements for Fund Services Advisors, Inc. for the year ended December 31, 2012. After review of the originally filed financial statements, FINRA made a determination that the contribution to paid-in capital was not allowable in the current year in computing net capital. The enclosed financial statements reflect this adjustment to the net capital computation.

Feel free to contact me if you have any questions.

Very truly yours,

Lederman, Zeidler, Gray & Co., CPAs, LLP



Paul Gray, CPA

cc: Fund Services Advisors, Inc.
Enclosures (2)